Pricing supplement No. 131T-1
To prospectus dated October 10, 2006,
prospectus supplement dated November 13, 2006 and
product supplement T-1 dated July 3, 2007

Registration Statement No. 333-137902
Dated July 23, 2007; Rule 424(b)(2)

Deutsche Bank

Deutsche Bank AG, London Branch
$1,000,000
Deutsche Bank 100% Principal Protected Notes Linked to the Deutsche Bank Liquid Commodity Index – Optimum Yield™ Excess Return due April 28, 2010

General

- The notes linked to the Deutsche Bank Liquid Commodity Index – Optimum Yield™ Excess Return (the "**Index**") due April 28, 2010 are designed for investors who seek a return linked to the appreciation of the Index.
- The notes do not pay periodic interest. Instead, the notes will pay at maturity the principal amount plus an additional amount determined by the performance of the Index.
- The notes are 100% principal protected, if held to maturity.
- At maturity, if the Index Return is greater than zero, you will receive a cash payment of $1,000 per $1,000 note principal amount, plus an additional amount equal to the product of $1,000 and the Participation Rate (as defined below) and the Index Return (as defined below). If the Index Return is less than or equal to zero, you will receive a cash payment of $1,000 per $1,000 note principal amount. All payments on the notes will be in U.S. dollars.
- Investors should be willing to forgo periodic interest payments during the term of the notes.
- Senior unsecured obligations of Deutsche Bank AG are due on April 28, 2010.
- Denominations of $1,000.
- Minimum initial investments of $1,000 and integral multiples of $1,000 in excess thereof.
- The notes priced on July 23, 2007 and are expected to settle on July 26, 2007 (the "**Settlement Date**").

Key Terms

Issuer:	Deutsche Bank AG, London Branch.
Rating:	Moody's Investors Service Ltd has assigned a rating of Aa1 to notes, such as the notes offered hereby, issued under Deutsche Bank AG's Global Notes Program, Series A.
Issue Price:	100%
Index:	The notes are linked to the Deutsche Bank Liquid Commodity Index – Optimum Yield™ Excess Return.
Participation Rate:	100%
Payment at Maturity:	If the Index Return is positive, at maturity you will receive, for each $1,000 note principal amount, a cash payment equal to:

$$\$1,000 + (\$1,000 \times \text{Index Return})$$

If the Index Return is negative or zero, at maturity you will receive a cash payment of $1,000 for each $1,000 note principal amount.

Index Return:

$$\frac{\text{Index Ending Level} - \text{Index Starting Level}}{\text{Index Starting Level}}$$

Index Starting Level:	501.56
Index Ending Level:	The Index closing level on the Final Valuation Date.
Trade Date:	July 23, 2007
Final Valuation Date:	April 23, 2010, subject to postponement in the event of a market disruption event and as described under "Description of Notes – Payment at Maturity" in the accompanying product supplement.
Maturity Date:	April 28, 2010, subject to postponement in the event of a market disruption event and as described under "Description of Notes – Payment at Maturity" in the accompanying product supplement.
CUSIP:	25153Q 14 6
ISIN:	US25153Q1461

Investing in the notes involves a number of risks. See "Risk Factors" in the accompanying product supplement and "Selected Risk Considerations" in this pricing supplement.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering.

You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-322-6939.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Discounts and Commissions	Proceeds to Us
Per Note	$1,000.00	$0.00	$1,000.00
Total	$1,000,000.00	$0.00	$1,000,000.00

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$1,000,000.00	$30.70

Deutsche Bank Securities　　　　　　　　**Deutsche Bank Trust Company Americas**

ADDITIONAL TERMS SPECIFIC TO THE NOTES

- You should read this pricing supplement together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these notes are a part, and the more detailed information contained in product supplement T-1 dated July 3, 2007. You should rely only on the information contained in this pricing supplement and in the documents listed below in making your decision to invest in the notes. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  - Product supplement T-1 dated July 3, 2007:
    http://www.sec.gov/Archives/edgar/data/1159508/000119312507149339/d424b21.pdf

  - Prospectus supplement dated November 13, 2006:
    http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

  - Prospectus dated October 10, 2006:
    http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

- Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, "**we**," "**us**" or "**our" refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.**

- This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in this pricing supplement and in "Risk Factors" in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

What is the Payment at Maturity of the Notes Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical payment amount at maturity for each $1,000 principal amount of notes for a hypothetical range of performance for the Index and assumes an Index Starting Level of 501.56 and a Participation Rate of 100.0%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals.

Hypothetical Index Ending Level	Hypothetical Index Return	Payment at Maturity	Percentage Return
1003.120	100.0%	$2000	100.0%
952.964	90.0%	$1900	90.0%
902.808	80.0%	$1800	80.0%
852.652	70.0%	$1700	70.0%
802.496	60.0%	$1600	60.0%
752.340	50.0%	$1500	50.0%
702.184	40.0%	$1400	40.0%
652.028	30.0%	$1300	30.0%
601.872	20.0%	$1200	20.0%
551.716	10.0%	$1100	10.0%
501.560	0.0%	$1000	0.0%
451.404	-10.0%	$1000	0.0%
401.248	-20.0%	$1000	0.0%
351.092	-30.0%	$1000	0.0%
300.936	-40.0%	$1000	0.0%
250.780	-50.0%	$1000	0.0%
200.624	-60.0%	$1000	0.0%
150.468	-70.0%	$1000	0.0%
100.312	-80.0%	$1000	0.0%
50.156	-90.0%	$1000	0.0%
0.000	-100.0%	$1000	0.0%

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: The level of the Index increases from an Index Starting Level of 501.560 to an Index Ending Level of 652.028, a hypothetical Index Return of 30.0%. Because the Index Ending Level of 652.028 is greater than the Index Starting Level of 501.560, the investor receives a payment at maturity of $1,300 per $1,000 principal amount of notes calculated as follows:

Payment at maturity per $1,000 principal amount of notes =
$1,000 + ($1,000 x Index Return) =
$1,000 + ($1,000 x 30.0%) = $1,300.

Example 2: The Index Ending Level of 501.560 is the same as the Index Starting Level. Because the Index Ending Level and the Index Starting Level are the same, the investor receives a payment at maturity of $1,000 per $1,000 principal amount of notes.

Example 3: The level of the Index decreases from an Index Starting Level of 501.560 to an Index Ending Level of 300.936, a decline of 40.0%. Because the notes are principal protected at maturity, the investor receives a payment at maturity of $1,000 per $1,000 principal amount of notes.

Selected Purchase Considerations

- **PRINCIPAL PROTECTED** — The notes are 100% principal protected if held to maturity. Because the notes are our senior unsecured obligations, payment of any amount at maturity remains subject to our ability to pay our obligations as they become due.

- **UNCAPPED APPRECIATION POTENTIAL** — The notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity remains subject to our ability to pay our obligations as they become due.

- **RETURN LINKED TO THE PERFORMANCE OF THE DEUTSCHE BANK LIQUID COMMODITY INDEX – OPTIMUM YIELD™ EXCESS RETURN** — The return on the notes is linked to the Deutsche Bank Liquid Commodity Index — Optimum Yield™ Excess Return. The Deutsche Bank Liquid Commodity Index — Optimum Yield™ Excess Return is composed of futures contracts on six commodities — crude oil, heating oil, aluminum, gold, wheat and corn — and its closing level is calculated on an "excess return basis" as described below under "Information Relating to the Deutsche Bank Liquid Commodity Index – Optimum Yield™ Excess Return."

- **CERTAIN INCOME TAX CONSEQUENCES** — You should review carefully the section in the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences." The notes will be treated for U.S. federal income tax purposes as "contingent payment debt instruments." As a result, regardless of your method of accounting, you generally will be required to accrue interest on a constant yield to maturity basis at the "comparable yield," as determined by us, although we will not make any payment with respect to the notes until maturity. Interest included in income generally will increase your basis in the notes. Any gain recognized upon a sale, exchange or retirement of the notes generally will be treated as interest income for U.S. federal income tax purposes.

  You may obtain the comparable yield and the projected payment schedule by submitting a written request to Deutsche Bank Securities Inc., 60 Wall Street, 4th Floor, Mail Stop NYC60-0461, New York, New York 10005, Attention: Daniel Millwood, 212-250-8281. **Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.**

  Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

  For a discussion of certain German tax considerations relating to the notes, you may refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

We do not provide any advice on tax matters. You are urged to consult your own tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the Index Constituents. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement.

- **MARKET RISK** — The return on the notes at maturity is linked to the value of a commodity-linked index and enables you to participate in the potential increases in the value of the Index during the term of the notes. The performance of the Index will depend on whether, and the extent to which, the Index Return is positive. **If the Index Return is zero or negative, at maturity you will receive only the principal amount of your investment in the notes.**

- **ADJUSTMENTS TO THE WEIGHTS OF THE CONSTITUENTS OF THE INDEX MAY LIMIT THE INDEX RETURN AND CONSEQUENTLY THE RETURN ON THE NOTES** — During the term of the notes, the Index Sponsor may make adjustments to the weights of the futures contracts included in the Index. In particular, the weight of a futures contract may be increased when its price is historically low or decreased when its price is historically high. These adjustments may limit potential increases to the value of the Index during certain periods and could adversely affect the Index Return. See "The Deutsche Bank Liquid Commodity Index — Optimum Yield™ Excess Return — Determining the Instrument Amount on a Rebalancing Day."

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or its affiliates, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. Deutsche Bank Securities Inc. ("**DBSI**") intends to offer to purchase the notes in the secondary market but is not required to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates is willing to buy the notes.

- **LEGAL AND REGULATORY RISKS** — Legal and regulatory changes could adversely affect commodity prices. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. The effect of any future legal or regulatory action relating to commodities is not possible to predict, but any such action could cause unexpected volatility and instability in commodity markets with a substantial and adverse effect on the performance of the Index and, consequently, the value of the notes.

- **THE TRADING VALUE OF THE NOTES WILL BE AFFECTED BY A NUMBER OF UNPREDICTABLE FACTORS** — The trading value of the notes will be affected by the supply of and demand for the notes and other factors, many of which are independent of our financial condition and results of operations, including:

    - The value of the Index, which will in turn be affected by interest rates; domestic and foreign economic and political conditions generally; monetary policies of the Federal Reserve Board; inflation and expectations concerning inflation; and the commodity markets (in particular, the market for futures contracts on crude oil, heating oil, aluminum, gold, corn and wheat), which may fluctuate rapidly based on numerous factors including changes in supply and demand relationships, weather, agricultural, trade, fiscal, monetary and exchange control programs, and geopolitical and economic events, including wars, acts of terrorism and natural disasters;

    - the volatility of each Index Constituent;

    - the combined volatility of the Index Constituents as reflected in the volatility of the Index; and

    - the creditworthiness of the Issuer.

- **THE CORRELATION AMONG THE INDEX CONSTITUENTS COULD CHANGE UNPREDICTABLY —** Correlation is the extent to which the values of the Index Constituents increase or decrease to the same degree at the same time. If the correlation among the Index Constituents changes, the value of the notes may be adversely affected.

- **THE RETURN ON YOUR INVESTMENT COULD BE SIGNIFICANTLY LESS THAN THE PERFORMANCE OF ANY INDIVIDUAL INDEX CONSTITUENT** — The return on your investment in the notes could be less than the return on an alternative investment with similar risk characteristics, even if some of the Index Constituents have generated significant returns. The levels of the Index Constituents also may move in different directions at different times compared to each other, and underperformance by one or more of the Index Constituents will reduce the performance of the Index as a whole.

- **COMMODITY PRICES MAY CHANGE UNPREDICTABLY** — Market prices of the Index Constituents may fluctuate rapidly based on numerous factors, including changes in supply and demand relationships, weather, trends in agriculture and trade, fiscal, monetary and exchange control programs, domestic and foreign political and economic events and policies, disease, pestilence, technological developments and changes in interest rates. These factors may affect the values of the related contracts reflected in the Index and the value of your notes in varying ways, and different factors may cause the values of the Index Constituents and the volatility of their prices to move in inconsistent directions at inconsistent rates.

- **THE COMMODITY PRICES REFLECTED IN THE INDEX ARE SUBJECT TO EMERGING MARKETS' POLITICAL AND ECONOMIC RISKS** — The Index Constituents may be produced in emerging market countries which are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. Indeed, in recent years, many emerging market countries have undergone significant political, economic and social change. In many cases, far-reaching political changes have resulted in constitutional and social tensions, and, in some cases, instability and reaction against market reforms has occurred. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging market country. Political or economic instability are likely to adversely impact the level of the Index and, consequently, the return on your investment.

- **IF THE LIQUIDITY OF THE INDEX CONSTITUENTS IS LIMITED, THE VALUE OF THE NOTES WOULD LIKELY BE IMPAIRED AND RESULT IN POTENTIAL CONFLICTS OF INTEREST** — Commodities and derivatives contracts on commodities may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Final Valuation Date would likely have an adverse effect on the closing level of the Index and, therefore, on the return on your notes. Limited liquidity relating to the Index Constituents may also result in the Index Sponsor being unable to determine the level of the Index using its normal means. The resulting discretion by the Index Sponsor in determining the Index Ending Level could, in turn, result in potential conflicts of interest.

- **TRADING BY US OR OUR AFFILIATES IN THE COMMODITIES MARKETS MAY IMPAIR THE VALUE OF THE NOTES** — We and our affiliates are active participants in the commodities markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more commodities transactions. In addition, we or one or more of our affiliates may hedge our commodity exposure from the notes by entering into various transactions. We may adjust these hedges at any time and from time to time. Our trading and hedging activities may have a material adverse effect on the commodities prices and consequently have a negative impact on the performance of the Index. It is possible that we or our affiliates could receive significant returns from these hedging activities while the value of or amounts payable under the notes may decline.

The notes may be suitable for you if:

- You seek an investment with a return linked to the performance of a commodity-linked index reflecting the investment strategy described below;

- You seek an investment that offers upside participation with a 100% Participation Rate and full principal protection if the notes are held to maturity;

- You are willing and able to hold the notes to maturity; and

- You do not seek current income from this investment.

The notes may *not* be suitable for you if:

- You do not seek an investment with exposure to commodities and to the commodity and other risks described in this document;

- You are unwilling or unable to hold the notes to maturity;

- You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings;

- You seek current income from your investments; or

- You seek an investment for which there will be an active secondary market.

THE DEUTSCHE BANK LIQUID COMMODITY INDEX—
OPTIMUM YIELD™ EXCESS RETURN

The Deutsche Bank Liquid Commodity Index — Optimum Yield™ Excess Return reflects the performance of a basket of futures contracts relating to six commodities (each such futures contract, an "**Exchange Traded Instrument**") and measures the value of this basket by tracking the closing prices of certain exchange traded contracts for the future delivery of each of these commodities, adjusted to reflect the relative weight of each commodity in the Index. The commodities included in the Index are: West Texas Intermediate light sweet crude oil ("**crude oil**"), New York Harbour no. 2 heating oil ("**heating oil**"), high grade primary aluminum ("**aluminum**"), gold, corn and wheat (each, an "**Index Constituent**"). The relative weight of each Index Constituent reflected in the Index is variable and is adjusted from time to time.

Because the Index measures the value of the Index Constituents by tracking the prices of Exchange Traded Instruments, the index methodology includes provisions that provide for the periodic replacement of Exchange Traded Instruments as they approach maturity. This replacement takes place over a period of time, referred to as the "**Recomposition Period**," to lessen the impact of such replacement on the markets for the Index Constituents. Recomposition of the Index occurs monthly and the Recomposition Period normally lasts for a number of Index Business Days (as defined below). In addition, the Index is rebalanced annually on or around the 6th Index Business Day of November.

Deutsche Bank AG, London Branch (the "**Index Sponsor**") will publish the Index closing level for each trading day on Bloomberg ticker [DBLCOYER <Index>] or any successor thereto and on Deutsche Bank's website at http://index.db.com or any successor thereto. The Index Sponsor will also publish on these websites any adjustments made to the Index. The reference to the Index Sponsor's website is made for purposes of conveying the foregoing information only, and no other information found at this website is incorporated by reference into this pricing supplement.

Calculation of the Index Closing Level

The Index Sponsor established the Index in December 1988 (the "**Base Date**"). The Index Sponsor will calculate the Index closing level on an "excess return" basis on each Index Business Day by (i) taking the sum of the Weighted Closing Prices of each Exchange Traded Instrument included in the Index on such Index Business Day, and (ii) rounding to six decimal places, with 0.0000005 being rounded upwards.

The "**Weighted Closing Price**" for an Exchange Traded Instrument on a particular Index Business Day is the product of the weight assigned to such Exchange Traded Instrument on such day, referred to as the "**Instrument Amount**," multiplied by the closing price for such day for such Exchange Traded Instrument on the relevant exchange.

On July 23, 2007, the Instrument Amounts for the Exchange Traded Instruments relating to the respective Index Constituents were as follows:

Index Constituent	Exchange	Instrument Amount
Heating Oil	NYMEX	20.698%
Crude Oil	NYMEX	33.957%
Aluminum	LME	13.196%
Gold	COMEX	10.145%
Corn	CBOT	9.758%
Wheat	CBOT	12.246%

The methodology used to obtain the closing price for an Exchange Traded Instrument varies depending on the Index Constituent underlying such Exchange Traded Instrument and is determined as follows:

Crude Oil Closing Price

The closing price on an Index Business Day for an Exchange Traded Instrument relating to crude oil will be its price at the regular close of the principal trading session on such day on the New York Mercantile Exchange or its successor ("**NYMEX**"), expressed in U.S. Dollars per barrel of crude oil, as published by NYMEX for that Index Business Day or, if in the determination of the Index Sponsor a price is not available on such Index Business Day, the price as published by NYMEX for the immediately preceding Index Business Day for which a price is available.

Heating Oil Closing Price

The closing price on an Index Business Day for an Exchange Traded Instrument relating to heating oil will be its price at the regular close of the principal trading session on such day on NYMEX, expressed in U.S. Dollars per U.S. gallon of heating oil, as published by NYMEX for that Index Business Day or, if in the determination of the Index Sponsor a price is not available on such Index Business Day, the price as published by NYMEX for the immediately preceding Index Business Day for which a price is available.

Aluminum Closing Price

The closing price on an Index Business Day for an Exchange Traded Instrument relating to aluminum will be its price at the regular close of the principal trading session on such day on The London Metal Exchange Limited or its successor ("**LME**"), re-expressed in U.S. Dollars per metric tonne of aluminum, as published by LME for that Index Business Day or, if in the determination of the Index Sponsor a price is not available on such Index Business Day, the price as published by LME for the immediately preceding Index Business Day for which a price is available.

Gold Closing Price

The closing price on an Index Business Day for an Exchange Traded Instrument relating to gold will be its price at the regular close of the principal trading session on such day on the Commodity Exchange Inc., New York or its successor ("**COMEX**"), expressed in U.S. Dollars per troy ounce of gold, as published by COMEX for that Index Business Day or, if in the determination of the Index Sponsor a price is not available on such Index Business Day, the price as published by COMEX for the immediately preceding Index Business Day for which a price is available.

Corn Closing Price

The closing price on an Index Business Day for an Exchange Traded Instrument relating to corn will be its price at the regular close of the principal trading session on such day on the Board of Trade of the City of Chicago Inc., or its successor ("**CBOT**"), expressed in U.S. Dollars per bushel of corn, as published by CBOT for that Index Business Day or, if in the determination of the Index Sponsor a price is not available on such Index Business Day, the price as published by CBOT for the immediately preceding Index Business Day for which a price is available.

Wheat Closing Price

The closing price on an Index Business Day for an Exchange Traded Instrument relating to wheat will be its price at the regular close of the principal trading session on such day on CBOT, expressed in U.S. Dollars per U.S. bushel of wheat of the grades deliverable in respect of the relevant Exchange Traded Instrument in accordance with the rules of CBOT, as published by CBOT for that Index Business Day or, if in the determination of the Index Sponsor a price is not available on such Index Business Day, the price as published by CBOT for the immediately preceding Index Business Day for which a price is available.

Corrections To Closing Prices For Exchange Traded Instruments

The Index Sponsor will adjust the closing price for the relevant Exchange Traded Instrument to reflect any corrections to such closing price that have been published by the relevant exchange prior to 11:00 p.m. (London time) on the trading day immediately following the trading day to which the closing price relates, or, if the publication time of any such closing price is amended by the relevant exchange, such other time as the Index Sponsor may determine and publish as a replacement for 11:00 p.m. (London time).

Optimum Yield

The Index's "Optimum Yield" component employs a rules-based approach when the Index rolls from one futures contract to another. Rather than selecting the new futures contract based on a pre-defined schedule, the Index rolls to a successor futures contract from a list of tradable futures contracts set to expire within the next thirteen months in a manner that seeks to generate the maximum implied roll yield. In this way, the Index seeks to maximize the potential roll benefits in backwardated markets and minimize the loss from rolling down the curve in contango markets.

If the price of a commodity futures contract is greater than the spot price, the market is in contango. If the price of a commodity futures contract is below the spot price, the market is in backwardation. In a contango market, as the time to expiration of the futures contract decreases, as a general matter the contract price will move toward the spot price. Assuming a flat spot price, this results in the price of the futures contract falling; the opposite is true for a market in backwardation.

On the first day of each month that is a business day in New York, each futures contract currently in the Index is tested for continued inclusion in the Index based on the month in which the contract delivery of the underlying Index Constituent can start. If, on such date, the delivery month is the next month, a new contract is selected. For example, if the first New York business day is July 3, 2007, and the delivery month of a futures contract currently in the Index is August 2007, a new contract with a later delivery month will be selected.

For each Index Constituent, the new commodity futures contract selected will be the contract with the maximum implied roll yield based on the closing price for each eligible contract. An eligible contract is any contract having a delivery month: (i) no sooner than the month after the delivery month of the commodity futures contract currently in the Index, and (ii) no later than the 13th month after the applicable first New York business day. For example, if the applicable first New York business day is July 3, 2007, and the delivery month of a futures contract currently in the Index is August 2007, the delivery month of an eligible new contract must be between September 2007 and October 2008. If two contracts have the same roll yield, the contract with the minimum number of months to the month of expiration is selected.

Determining the Instrument Amount

The Instrument Amount reflects the weight of a particular Exchange Traded Instrument in the Index.

The Instrument Amount for any Index Business Day that is neither a Rebalancing Day nor a day falling within a Recomposition Period will be the Instrument Amount for the immediately preceding Index Business Day that does not fall within a Recomposition Period.

The Instrument Amount for a particular Exchange Traded Instrument will change during each Recomposition Period and on any Rebalancing Day. In addition, the Instrument Amount may change in the event of a Market Disruption Event. Each change to the Instrument Amount is described in more detail below.

Determining the Instrument Amount During a Recomposition Period

If an existing Index holding no longer meets the inclusion criteria, the monthly index roll unwinds the existing Instrument Amount and enters into a new contract. The Recomposition Period takes place between the 2nd and 6th business day of the month, subject to a Market Disruption Event. On each day during the Recomposition Period new notional holdings are calculated. The calculations for the Instrument Amount leaving the Index and the Instrument Amount entering the Index are different.

The "excess return" calculation value (in respect of an Index Constituent on any Index Business Day during a Recomposition Period is the sum of (i) the product of (A) the existing Instrument Amount for such Index Constituent for such Index Business Day and (B) the Closing Price for such Index Constituent for such Index Business Day and (ii) the product of (A) the new Instrument Amount for such Index Constituent for such Index Business Day and (B) the Closing Price for such Index Constituent for such Index Business Day.

Determining the Instrument Amount on a Rebalancing Day

The Index is rebalanced on an annual basis on the 6th business day of November, subject to extension in the event of a Market Disruption Event, to rebalance its composition to the Index Base Weight.

"**Index Base Weight**" means the weightings assigned to each Index Commodity on the Base Date being:

- in respect of crude oil, 35.00%;
- in respect of heating oil, 20.00%;
- in respect of aluminum, 12.50%;
- in respect of gold, 10.00%;
- in respect of corn, 11.25%; and
- in respect of wheat, 11.25%.

"**Index Business Day**" means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York City and London, United Kingdom.

Market Disruption Events and Force Majeure Events

If the Index Sponsor is required on an Index Business Day to calculate the closing price for an Exchange Traded Instrument in a different manner than set forth above under "—Calculation of the Index Closing Level," due to the occurrence or continuance of an event, other than a Force Majeure Event (as defined below), then such event will be a "**Market Disruption Event**" with respect to such Exchange Traded Instrument and the Index Constituent underlying such instrument.

The Index Sponsor will not calculate the Index closing level in the event of an event or circumstance (including, without limitation, a systems failure, natural or man-made disaster, Act of God, armed conflict, act of terrorism, riot or labor disruption or any similar intervening circumstance) that is beyond the reasonable control of the Index Sponsor and that the Index Sponsor determines, in its discretion, affects the Index or any Index Constituent (a "**Force Majeure Event**"). If a Force Majeure Event occurs on an Index Business Day, the Index Sponsor may, in its discretion, take one or more of the following actions: (i) make such determinations and/or adjustments as it considers appropriate to determine the Index closing level; (ii) defer publication of information relating to the Index until the next Index Business Day on which it determines that no Force Majeure Event exists, or (iii) permanently cancel publication of the information relating to the DBLCI-OY.

Change in the Methodology of the Index

The Index Sponsor may modify the methodology used to determine the Index as it deems appropriate if the Index Sponsor is of the view that such change is required in light of fiscal, market, regulatory, juridical or financial circumstances (including, but not limited to, any changes to or any suspension or termination of or any other events affecting any Index Constituent or an Exchange Traded Instrument). The Index Sponsor may also make modifications to the terms of the Index in any manner that it may deem necessary or desirable, including (without limitation) to correct any manifest or proven error or to cure, correct or supplement any defective provision used to determine the Index closing level. The Index Sponsor will publish notice of any such modification or change and the effective date thereof as described above.

HISTORICAL INFORMATION

Set forth below are the high, low and period end closing levels of the Index for each calendar quarter since December 1, 1988 through the third calendar quarter of 2007 (ending July 23, 2007). The closing level of the Index on July 23, 2007 was 501.56.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Final Valuation Date. We cannot give you assurance that the performance of the Index will result in the return of your initial investment.

Historical High, Low and Closing Levels of the Index



Supplemental Underwriting Information

Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas, acting as agents for Deutsche Bank AG, will not receive a commission in connection with the sale of the notes, but may allow a concession to other dealers of up to 1.5% or $15.00 per $1,000 note principal amount. See "Underwriting" in the accompanying product supplement.

You should rely only on the information contained in this pricing supplement. We have not authorized anyone to provide information different from that contained in this pricing supplement. We are offering to sell, and seeking offers to buy, notes only in jurisdictions where offers and sales are permitted. The information contained in this pricing supplement is accurate only as of the date of this pricing supplement, regardless of the time of delivery of this pricing supplement or any sale of our notes.